                 [GEORGIA-CAROLINA BANCSHARES, INC. LETTERHEAD]







                                November 13, 1998



VIA EDGAR
U.S. Securities and Exchange Commission
Stop 4-8
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549
Attention:        Mr. Todd K. Schiffman

                           RE:  Georgia-Carolina Bancshares, Inc.
                                Form SB-2 Registration Statement
                                File No. 333-62493

Dear Mr. Schiffman:

         Georgia-Carolina Bancshares, Inc. (the "Registrant") hereby withdraws its Registration Statement on Form SB-2 (File No. 333-62493), as amended by Amendment No. 1. On December 5, 1997, the Registrant filed a Registration Statement (File No. 333-41547) registering 740,741 shares of the Registrant's Common Stock, which was declared effective by the Commission on February 19, 1998. Pursuant to Rule 429, the Registrant filed a second Registration Statement (File No. 333-62493) on August 28, 1998 that (i) carried forward the 740,741 shares registered under the Registrant's earlier Registration Statement (File No. 333-41547) and (ii) registered an additional 110,259 shares to cover an increase in the size of the offering due to a change in the plan of distribution. The Registrant has determined not to conduct a public offering at this time due to current market conditions. Accordingly, the Registrant has today filed a post-effective amendment to its earlier Registration Statement (File No. 333-41547) withdrawing the 740,741 shares registered pursuant to such Registration Statement.

                                              Very truly yours,


                                              /s/ Patrick G. Blanchard
                                              ---------------------------------
                                              President and Chief Executive
                                              Officer